United Community Banks, Inc.

Investor Presentation

First Quarter 2012

April 26,2012

Jimmy C. Tallent	**Rex S. Schuette**	**David P. Shearrow**
President & CEO	EVP & CFO	EVP & CRO
	rex_schuette@ucbi.com	
	(706) 781-2266	





Cautionary Statement

This news release contains forward-looking statements, as defined by federal securities laws, including statements about United's financial outlook and business environment. These statements are based on current expectations and are provided to assist in the understanding of future financial performance. Such performance involves risks and uncertainties that may cause actual results to differ materially from those expressed or implied in any such statements. For a discussion of some of the risks and other factors that may cause such forward-looking statements to differ materially from actual results, please refer to United Community Banks, Inc.'s filings with the Securities and Exchange Commission including its 2011 Annual Report on Form 10-K under the sections entitled "Forward-Looking Statements". Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements.

United Community Banks

Non-GAAP Measures

This presentation also contains financial measures determined by methods other than in accordance with generally accepted accounting principles ("GAAP"). Such non-GAAP financial measures include the following: net interest margin – pre credit, core net interest margin, core net interest revenue, core fee revenue, core operating expense, core earnings, net operating (loss) income and net operating (loss) earnings per share, tangible common equity to tangible assets, tangible equity to tangible assets and tangible common equity to risk-weighted assets. The most comparable GAAP measures to these measures are: net interest margin, net interest revenue, fee revenue, operating expense, net (loss) income, diluted (loss) earnings per share and equity to assets.

Management uses these non-GAAP financial measures because we believe it is useful for evaluating our operations and performance over periods of time, as well as in managing and evaluating our business and in discussions about our operations and performance. Management believes these non-GAAP financial measures provide users of our financial information with a meaningful measure for assessing our financial results and credit trends, as well as for comparison to financial results for prior periods. These non-GAAP financial measures should not be considered as a substitute for financial measures determined in accordance with GAAP and may not be comparable to other similarly titled financial measures used by other companies. For a reconciliation of the differences between our non-GAAP financial measures and the most comparable GAAP measures, please refer to the 'Non-GAAP Reconcilement Tables' at the end of the Appendix to this presentation.

United Community Banks.

United at a Glance

- Founded in 1950
- Third-largest bank holding company in Georgia
- Headquartered in Blairsville, Georgia with 106 locations throughout north Georgia, metro Atlanta, coastal Georgia, western North Carolina and east Tennessee
- 1,707 employees

27 Banks and 106 Offices


TENNESSEE
KNOXVILLE
CHATTANOOGA
NORTH CAROLINA
ASHEVILLE
SOUTH CAROLINA
GREENVILLE
GEORGIA
ATLANTA
SOUTH CAROLINA
HILTON HEAD ISLAND
SAVANNAH
COASTAL GEORGIA
FLORIDA
JACKSONVILLE

Deposit Market Share[1]

Market	Banks	Offices	Deposit Share	Rank
North Georgia	11	23	33%	1
Atlanta MSA	10	38	4	7
Gainesville MSA	1	5	14	3
Coastal Georgia	2	8	6	7
Western North Carolina	1	21	13	3
East Tennessee	2	11	2	10

Key Statistics as of 3/31/12

(billions)	
Total assets	$7.17
Total deposits	$6.00
Loans	$4.13

[1] ***FDIC deposit market share and rank as of 6/11 for markets where United takes deposits. Source: SNL and FDIC.***

Highlights First Quarter

- **Improving Quarterly Results**
  - Net Income of $11.5 million, or 15 cents per share
  - Third quarterly profit in past four quarters
  - Core earnings (pre-tax, pre-credit) of $29.3 million; highest level since 4Q 2009

- **Loan Growth Traction**
  - Second linked-quarter with loan growth, first time since March 2008

- **Strong Core Transaction Deposit Growth**
  - Up 21% annualized
  - Building customer deposit base
  - Represents 52% of total customer deposits compared to 34%

- **Non Performing Assets Hold Steady**
  - Charge-offs declining

United Community Banks®

LOAN PORTFOLIO & CREDIT QUALITY



Loan Portfolio *(total $4.13 billion)*

Geographic Diversity

$ in millions



Gainesville MSA
6% **$262**

East Tennessee
7% **$265**

Coastal Georgia
9% **$366**

Western North Carolina
14% **$588**

Atlanta MSA
30% **$1,239**

North Georgia
34% **$1,408**

0%   6%   12%   18%   24%   29%   35%   41%



$1.13B Residential Mortgage 27%

$.44B Residential Construction 11%

$.11B Installment 3%

$2.45B Commercial 59%

United Community Banks.

Commercial Loans *(total $2.45 billion)*

Geographic Diversity

$ in millions



- East Tennessee **6% $157**
- Gainesville MSA **7% $178**
- Western North Carolina **8% $201**
- Coastal Georgia **10% $257**
- North Georgia **29% $687**
- Atlanta MSA **40% $970**



- $.17B Comm Const 7%
- $.44B C & I 18%
- $1.13B Owner Occupied 46%
- $.70B Income Producing 29%



Avg Loan Size (,000): Owner Occupied 425, Income Producing 608, C & I 86, Comm Constr 455

Commercial Real Estate *(by loan type)*

(in millions)

Loan Type	Owner Occupied (March 31, 2012)	Income Producing (March 31, 2012)	Total (March 31, 2012)	Percent
Office Buildings	$ 297	$ 207	$ 504	27 %
Retail	122	142	264	14
Small Warehouses/Storage	117	74	191	10
Multi-Residential/Other Properties	64	92	156	9
Churches	138	-	138	8
Convenience Stores	74	23	97	5
Hotels/Motels	-	89	89	5
Franchise / Restaurants	38	34	72	4
Farmland	62	-	62	4
Golf Course/Recreation	59	-	59	3
Manufacturing Facility	47	9	56	3
Auto Dealership/Service	45	8	53	3
Leasehold Property	17	10	27	1
Daycare Facility	16	9	25	1
Other Small Business	11	8	19	1
Carwash	18	-	18	1
Funeral Home	12	1	13	1
Total	$ 1,137	$ 706	$ 1,843	

Portfolio Characteristics

- 62% owner-occupied
- Small business, doctors, dentists, attorneys, CPAs
- $12 million project limit
- Average Loan Size

  -$469 Composite CRE

  -$380 Owner Occupied

  -$583 Income Producing

United Community Banks.

Commercial Construction *(by loan type)*

(in millions)

Loan Type	March 31, 2012	
	Amount	Percent
Land Develop - Vacant (Improved)	$ 66	39 %
Raw Land - Vacant (Unimproved)	55	33
Commercial Land Development	23	14
Golf Course/Country Club	6	4
Office Buildings	4	2
Churches	4	2
Warehouse	2	1
Miscellaneous Construction	7	5
Total Commercial Construction	$ 167	100 %

Portfolio Characteristics

- Average loan size: $455k

United Community Banks

Geographic Diversity

$ in millions



Gainesville MSA
5% $58

Coastal Georgia
7% $79

East Tennessee
7% $85

Atlanta MSA
15% $164

Western North Carolina
25% $278

North Georgia
41% $463

0%   9%   17%   26%   34%   43%



$.30B Home Equity 26%

Avg loan size: $43k

$.83B Mortgage 74%

Avg loan size: $72k

Origination Characteristics
- No broker loans
- Policy Max LTV: 80-85%
- 54% of HE Primary Lien

United Community Banks.

Residential Construction *(total $.44 billion)*

Geographic Diversity



$ in millions

East Tennessee
3% **$13**

Gainesville
5% **$20**

Coastal Georgia
5% **$24**

Atlanta MSA
20% **$86**

Western North Carolina
20% **$88**

North Georgia
47% **$205**

0%   10%   20%   30%   40%   50%



Land

$.06B
Raw
13%

$.09B
Developing
20%

$.03B
Sold
7%

$.06B
Spec
13%

$.20B
Lot
47%

Construction

Average Loan Size

Spec	$221k	Develop	$627k
Sold	$126k	Raw Land	$142k

United Community Banks®

Residential Construction – Total Company

(in millions)	1Q12	4Q11	3Q11	2Q11	1Q11	1Q12 vs. 1Q11
Land Loans						
Developing Land	$ 86	$ 88	$ 97	$ 105	$ 116	$ (30)
Raw Land	57	61	60	62	69	(12)
Lot Loans	203	207	216	218	228	(25)
Total	**346**	**356**	**373**	**385**	**413**	**(67)**
Construction Loans						
Spec	57	59	64	74	88	(31)
Sold	32	33	37	43	49	(17)
Total	**89**	**92**	**101**	**117**	**137**	**(48)**
Total Res Construction	**$ 435**	**$ 448**	**$ 474**	**$ 502**	**$ 550**	**$ (115)**
By Region						
Atlanta	$ 86	$ 86	$ 92	$ 97	$ 110	$ (24)
Gainesville MSA	20	20	25	25	26	(6)
North Georgia	205	214	229	249	266	(61)
North Carolina	88	91	92	95	106	(18)
Coastal Georgia	23	24	24	24	27	(4)
Tennessee	13	13	12	12	15	(2)
Total Res Construction	**$ 435**	**$ 448**	**$ 474**	**$ 502**	**$ 550**	**$ (115)**

United Community Banks

New Loans Funded – Category and Market

(in millions)

CATEGORY	1Q12		MARKET	1Q12
Commercial RE:			Atlanta	$ 54.2
Owner Occupied	$ 55.0		Coastal Georgia	25.4
Income Producing	15.3		N. Georgia	25.1
Total Commercial RE	70.3		Tennessee	14.1
Commercial C & I	26.0		North Carolina	7.9
Commercial Constr.	2.9		Gainesville	4.7
Residential	24.7		Total Markets	$ 131.4
Residential Constr.	6.4			
Consumer	1.1			
Total Categories	$ 131.4			

United Community Banks

New Loan Commitments – Category and Market

(in millions)

CATEGORY	1Q12	MARKET	1Q12
Commercial RE:		Atlanta	$ 70.9
Owner Occupied	$ 55.7	N. Georgia	36.3
Income Producing	16.7	Coastal Georgia	28.0
Total Commercial RE	72.4	Tennessee	18.7
Commercial C & I	39.0	North Carolina	9.8
Commercial Constr.	6.1	Gainesville	4.9
Residential	29.0	Total Markets	$ 168.6
Residential Constr.	20.9		
Consumer	1.2		
Total Categories	$ 168.6		

United Community Banks

Credit Quality

(in millions)

	1Q12		4Q11		3Q11		2Q11		1Q11
Operating Net Charge-offs[1]	$	15.9	$	20.6	$	17.5	$	16.5	$	231.6
as % of Average Loans[1]		1.55 %		1.99 %		1.68 %		1.58 %		20.71 %
Allowance for Loan Losses	$	113.6	$	114.5	$	146.1	$	127.6	$	133.1
as % of Total Loans		2.75 %		2.79 %		3.55 %		3.07 %		3.17 %
as % of NPLs		88		90		101		180		159
Past Due Loans (30 – 89 Days)		.85 %		.75 %		.70 %		0.65 %		1.26 %
Non-Performing Loans	$	129.7	$	127.5	$	144.5	$	71.0	$	83.7
OREO		31.9		32.8		44.2		47.6		54.4
Total NPAs	$	161.6	$	160.3	$	188.7	$	118.6	$	138.1
Accruing TDRs	$	125.8	$	105.8	$	69.8	$	41.5	$	44.4
As % of Original Principal Balance										
Non-Performing Loans		70.6 %		71.3 %		77.8 %		64.5 %		57.3 %
OREO		36.1		35.9		33.4		32.6		30.3
Total NPAs										
as % of Total Assets		2.26		2.30		2.74		1.66		1.79
as % of Loans & OREO		3.88		3.87		4.54		2.82		3.25

(1) Excludes $25 million of charge-offs for largest loan relationship in 4Q11.

United Community Banks

NPL Inflow Trends

Quarterly NPL Inflows Since 2009 ($mm)



83.2% Decline from Peak

Legend: Resi Construction | Com. Construction | Resi. Mortgage | Com. RE | Commercial | Consumer

Total NPLs ($mm)



United Community Banks

Net Charge-offs by Loan Category

(in thousands)

	1Q12		% of Average Loans (Annualized)		
	Total	% of Avg Loans	4Q12[1]	3Q11	2Q11[2]
Commercial (Sec. by RE):					
Owner Occupied	$ 2,462	.87 %	1.16 %	.34 %	.89 %
Income Producing	1,235	.70	.57	.71	1.54
Total Comm (Sec. by RE)	3,697	.81	.90	.50	1.16
Commercial & Industrial	669	.62	1.08	3.54	4.31
Commercial Construction	334	.81	1.75	.39	.59
Total Commercial	4,700	.78	1.06	.71	1.33
Residential Mortgage	5,375	1.91	2.04	2.09	1.97
Residential Construction	5,314	4.84	6.77	5.19	7.19
Consumer/ Installment	478	1.72	1.47	2.75	2.07
Total Net Charge-offs	**$ 15,867**	**1.55**	**1.99**	**1.68**	**2.27**

(1) Excludes charge-offs for largest loan relationship of Commerical Construction $2,863; Commercial & Industrial $17,046; CRE Income Producing $901; and, Residential Construction $4,190
(2) Calculated excluding losses related to asset disposition plans.

Net Charge-offs by Market

(in millions)

	1Q12		% of Average Loans (Annualized)		
	Total	% of Avg Loans	4Q11[1]	3Q11	2Q11[2]
North Georgia	$ 9,022	2.56 %	2.70 %	2.16 %	2.71 %
Atlanta MSA	2,729	.89	1.37	.94	1.66
North Carolina	1,679	1.14	2.10	2.31	2.67
Coastal Georgia	1,329	1.53	.41	.88	1.52
Gainesville MSA	883	1.35	3.84	2.64	3.73
East Tennessee	225	.34	.59	.78	.76
Total	**$ 15,867**	**1.55**	**1.99**	**1.68**	**2.27**

(1) Excludes charge-offs for largest loan relationship of in North Georgia of $25,000
(2) Calculated excluding losses related to asset disposition plans.

NPAs by Loan Category and Market

(in thousands)

LOAN CATEGORY	1Q12			MARKETS	1Q12		
	NPLs	OREO	Total NPAs		NPLs	OREO	Total NPAs
Commercial (sec. by RE):				North Georgia	$ 81,117	$ 14,559	$ 95,676
Owner Occupied	$ 12,830	$ 7,892	$ 20,722	Atlanta MSA	22,321	7,647	29,968
Income Producing	13,251	2,916	16,167	North Carolina	15,765	4,650	20,415
Commercial & Industrial	36,314	-	36,314	Coastal Georgia	5,622	1,268	6,890
Commercial Construction	23,319	3,266	26,585	Gainesville MSA	2,210	3,387	5,597
Total Commercial	85,714	14,074	99,788	East Tennessee	2,669	376	3,045
				Total	$ 129,704	$ 31,887	$ 161,591
Residential Mortgage	18,741	5,882	24,623				
Residential Construction	24,341	11,931	36,272				
Consumer/ Installment	908	-	908				
Total	$ 129,704	$ 31,887	$ 161,591				

United Community Banks.



Core Earnings Summary

(in thousands)

	1Q12	Variance - Incr / (Decr)	
		4Q11	1Q11
Net Interest Revenue	$ 58,864	$ (186)	$ 458
Fee Revenue	13,091	1,649	2,739
Gross Revenue	**71,955**	**1,463**	**3,197**
Operating Expense (Excl OREO)	42,670	(1,173)	(3,974)
Pre-Tax, Pre-Credit (Core)	$ 29,285	$ 2,636	$ 7,171
Net Interest Margin	**3.53 %**	**.02 %**	**.23 %**

United Community Banks

Net Interest Margin



NIM Characteristics

- Margin
  +2 bps vs. 4Q11
  +23 bps vs. 1Q11

- Lowered Core and CD Deposit Pricing

- Loan Pricing Pressure

- 1Q Excess Liquidity – Lowered Margin by 53 bps and 63 bps in Q4

(1) Excludes impact of reversal of interest on performing loans classified as held for sale – Q1 2011
(2) Excluding impact of nonaccrual loans, OREO and interest reversals

Margin – Credit Costs



Legend:
- Interest Reversals
- Carry Cost of NPAs
- Lost Interest on C/Os

Credit Costs Impacting Margin

- **Historically 8 to 12 bps**

- **Significant improvement after de-risking balance sheet 1Q11**

- **Cost 1Q12 vs. Historical – 11 bps (annual earnings impact of $7.4 million)**

- **1 bps = $670 thousand in NIR**

*Excludes bulk loan sale impact of 10 bps

United Community Banks.

Key Drivers of Net Interest Revenue / Margin



Positive Impact on Margin

- **Loan pricing under pressure**
- **Actively lowering deposit pricing**

	1Q11	2Q11	3Q11	4Q11	1Q12
Loan Yields	5.39	5.73	5.62	5.49	5.39
Average Rate on Interest Bearing Deposits	1.08	.99	.86	.70	.60
Loan Spreads	4.31	4.74	4.76	4.79	4.79

—□— Loan Yields   —•— Average Rate on Interest Bearing Deposits

United Community Banks.

Deposit Pricing, *Excluding Brokered Deposits*



Note – CD pricing reflects the quarter-ending new and renewed yield. MMDA / NOW pricing reflects the deposit yield for each quarter

Deposit Mix *(total $6.0 billion)*

(in millions)

	1Q12	4Q11	1Q11	4Q08
Demand / NOW	$ 1,722	$ 1,674	$ 1,576	$ 1,457
MMDA / Savings	1,331	1,228	1,149	630
Core Transaction	**3,053**	**2,902**	**2,725**	**2,087**

+151   +328

21% Annualized Growth

+966

46% Growth

	1Q12	4Q11	1Q11	4Q08
Time < $100,000	1,201	1,326	1,570	1,945 ↓
Public Deposits	782	844	628	755 ↓
Total Core	5,036	5,072	4,923	4,787
Time >$100,000	759	807	946	1,336 ↓
Public Deposits	38	40	44	87 ↓
Total Customer	**5,833**	**5,919**	**5,913**	**6,210**
Brokered Deposits	168	179	685	793 ↓
Total Deposits	**$ 6,001**	**$ 6,098**	**$ 6,598**	**$ 7,003** ↓



Core Deposit Growth – Category and Market

(in millions, excluding public)

CATEGORY	Growth	
	1Q12	Last 12 Mo
Demand	$ 107.8	$ 227.6
MM Accounts	88.2	161.6
Savings	15.2	20.5
NOW	(60.2)	(81.3)
Total Categories	$ 151.0	$ 328.4
Percent Growth	21 %	12 %

MARKET	Growth	
	1Q12	Last 12 Mo
Atlanta	$ 62.3	$ 123.1
North Carolina	30.5	56.8
Coastal Georgia	25.4	31.8
N. Georgia	21.3	75.7
Tennessee	9.3	25.3
Gainesville	2.2	15.7
Total Markets	$ 151.0	$ 328.4

United Community Banks.

Fee Revenue - Core
(in millions)

	1Q12	Variance - Incr / (Decr)	
		4Q11	1Q11
NSF & Overdraft Fees	$ 3,245	$ (292)	$ (265)
Debit Card Fees	3,102	133	572
Other Service Charges	1,436	694	756
Total Service Charges and Fees	7,783	535	1,063
Mortgage Loan & Related Fees	2,099	274	605
Brokerage Fees	813	31	136
Other	2,396	809	935
Total	$ 13,091	$ 1,649	$ 2,739

Excludes net securities gains and charges on prepayment of FHLB advances, hedge ineffectiveness gains, gains from the sale of low income housing tax credits, interest on Federal income tax refund and mark to market adjustments on United's deferred compensation plan assets.

United Community Banks.

Operating Expenses - Core
(in thousands)

	1Q12	Variance - Incr / (Decr)	
		4Q11	1Q11
Salaries & Employee Benefits	$ 24,765	$ (773)	(31)
Communications & Equipment	3,155	26	(189)
Occupancy	3,771	(201)	(303)
FDIC Assessment	2,510	(89)	(2,903)
Advertising & Public Relations	846	(98)	(132)
Postage, Printing & Supplies	979	(38)	(139)
Professional Fees	1,975	(21)	(355)
Other Expense	4,669	21	78
	$ 42,670	$ (1,173)	$ (3,974)

Excludes foreclosed property costs, adjustment to reclassify pension plan actuarial gains and losses and unamortized prior service costs to other comprehensive income, severance costs and mark to market adjustments on United's deferred compensation plan liability.

United Community Banks.

Net Operating Loss
(in thousands)

	1Q12	4Q11	1Q11
Pre-Tax, Pre-Credit (Core)	$ 29,285	$ 26,649	$ 22,114
Provision for Loan Loss	(15,000)	(14,000)	(10,000)
Problem Asset Disposition Plan	-	-	(246,219)
Foreclosed Property Costs:			
Write-downs	(2,111)	(3,892)	-
Losses on Sales	(93)	(3,041)	-
Maintenance, Taxes, Etc.	(1,621)	(2,369)	(4,294)
Total Foreclosed Property Costs	(3,825)	(9,302)	(4,294)
Hedge Ineffectiveness Gains	115	313	1,303
Securities Gains, Net	557	4	55
Losses from Prepayment of Borrowings	(482)	-	-
Gains from Sale of Low Income Housing Tax Credits	728	728	-
Interest on Federal Income Tax Refund	1,100	-	-
Reclassification of Pension Acturial Gains and Losses and Prior Service Cost to OCI	-	2,245	-
Severance	(190)	-	-
Income Tax (Expense) Benefit	(760)	3,264	(295)
Net Income (Loss)	$ 11,528	$ 9,901	$ (237,336)
Net Income (Loss) Per Share	$ .15	$ .12	$ (13.00)

Net Income (Loss)
(in thousands)

	1Q12	4Q11	1Q11
Net Income (Loss)	$ 11,528	$ 9,901	$ (237,336)
Preferred Stock Dividends	(3,030)	(3,025)	(2,778)
Net Income (Loss) Avail to Common Shareholders	$ 8,498	$ 6,876	$ (240,114)
Net Income (Loss) Per Share	$ .15	$ .12	$ (13.00)
Tangible Book Value	$ 6.54	$ 6.47	$ 1.69
Shares Outstanding (millions)	57.6	57.6	20.9

United Community Banks®

Capital Ratios

	Well-Capitalized	Minimum Guideline	MAR '12	DEC '11	MAR '11
Bank					
Tier 1 RBC	6 %	10 %	13.7 %	13.6 %	12.7 %
Total RBC	10	11	15.0	14.9	14.5
Leverage	5	8	9.0	8.8	8.1
Holding Company					
Tier 1 RBC	6	10	13.7	13.7	7.4
Total RBC	10	11	15.4	15.4	14.9
Leverage	5	8	8.9	8.8	4.8
Tier I Common RBC	4.5	7	8.3	8.2	.4
Tangible Equity to Assets			8.1	8.2	6.0

United Community Banks



Experienced Proven Leadership

		Joined UCBI	Years in Banking
Jimmy Tallent	President & CEO	1984	38
Rex Schuette	Chief Financial Officer	2001	35
David Shearrow	Chief Risk Officer	2007	31
Craig Metz	Marketing & Retail Banking	2002	20
Regional Presidents:			
Bill Gilbert	North & Coastal Georgia	2000	36
Tim Schools	North Carolina & Tennessee	2011	12
Glenn White	Atlanta	2007	38

Business and Operating Model

"Community bank service, large bank resources"

- **Twenty-seven "community banks"**
  - *Local CEOs with deep roots in their communities*
  - *Resources of $7.2 billion bank*

- **Service is point of differentiation**
  - *#1 in Customer Satisfaction according to Customer Service Profiles*
  - *J.D. Power Customer Service Champion*
    - ✓ Recognized 40 companies in the U.S.
    - ✓ Only bank to be recognized
  - *Golden rule of banking*
    - ✓ "The Bank That **SERVICE** Built"
  - *Ongoing customer surveys*
    - ✓ 95% satisfaction rate

- **Strategic footprint with substantial banking opportunities**
  - *Operates in a number of the more demographically attractive markets in the U.S.*

- **Disciplined growth strategy**
  - *Organic supported by de novos and selective acquisitions*

United Community Banks

Robust Demographics *(fast growing markets)*

Markets[1]	Population *(in thousands)*	Population Growth (%)	
		Actual 2000 - 2010	Projected 2010 - 2015
North Georgia	394	23 %	7 %
Atlanta MSA	5,611	32	10
Gainesville MSA	191	37	13
Coastal Georgia	373	11	5
Western North Carolina	429	12	4
East Tennessee	860	14	6
Total Markets			
Georgia	10,014	22	7
North Carolina	9,552	19	8
Tennessee	6,366	12	5
United States	311,213	11	4

[1] *Population data is for 2010 and includes those markets where United takes deposits.*
  Source: SNL

Market Share Opportunities
(excellent growth prospects)

Markets	Market Deposits (in billions) [1]		United Deposits [2]		Banks	Offices	Deposit Share [1]	Rank [1]
North Georgia	$	6.8	$	2.0	11	23	33 %	1
Atlanta MSA		45.7		2.1	10	38	4	7
Gainesville MSA		2.5		.3	1	5	14	3
Coastal Georgia		7.0		.4	2	8	6	7
Western North Carolina		7.3		.9	1	21	13	3
East Tennessee		15.9		.3	2	11	2	10
Total Markets	**$**	**85.2**	**$**	**6.0**	**27**	**106**		

[1] *FDIC deposit market share and rank as of 6/11 for markets where United takes deposits. Source: SNL and FDIC.*

[2] *Based on current quarter.*

Leading Demographics

Rank	Ticker	Company[1]	State	Total Assets ($B)	2010 - 2015 Population Growth[2]
1	CFR	Cullen/Frost Bankers, Inc.	TX	20.3	8.38
2	IBOC	International Bancshares Corporation	TX	11.7	6.99
3	HBHC	Hancock Holding Company	MS	19.8	6.38
4	PB	Prosperity Bancshares, Inc.	TX	9.8	6.21
5	FCNCA	First Citizens BancShares, Inc.	NC	20.9	6.02
6	GBCI	Glacier Bancorp, Inc.	MT	7.2	5.63
7	FIBK	First Interstate BancSystem, Inc.	MT	7.3	5.43
8	TCBI	Texas Capital Bancshares, Inc.	TX	8.1	5.37
9	FCBN	First Citizens Bancorporation, Inc.	SC	8.2	4.87
10	**UCBI**	**United Community Banks, Inc.**	**GA**	**7.2**	**4.85**
11	BOKF	BOK Financial Corporation	OK	25.5	4.77
12	WAL	Western Alliance Bancorporation	AZ	6.8	4.56
13	IBKC	IBERIABANK Corporation	LA	11.8	4.42
14	STSA	Sterling Financial Corporation	WA	9.2	4.18
15	UMPQ	Umpqua Holdings Corporation	OR	11.6	3.98

NOTE: Financial information as of December 31, 2011

(1) Includes publicly traded companies with assets between $5.0 - $50.0 billion as of December 31, 2011

(2) Population growth weighted by county (cumulative)

Data Source: SNL Financial

United Community Banks

Proactively Addressing Credit Environment

- **Structure**
  - *Centralized underwriting and approval process*
  - *Segregated work-out teams*
  - *Highly skilled ORE disposition group*
  - *Seasoned regional credit professionals*

- **Process**
  - *Continuous external loan review*
  - *Intensive executive management involvement:*
    - Weekly past due meetings
    - Weekly NPA/ORE meetings
    - Quarterly criticized watch loan review meetings
    - Quarterly pass commercial and CRE portfolio review meetings
  - *Internal loan review of new credit relationships*

- **Policy**
  - *Ongoing enhancements to credit policy*
  - *Periodic updates to portfolio limits*

United Community Banks

Lending – Credit Summary

(in millions)

Legal lending limit	$158
House lending limit	20
✓ Project lending limit	12
Top 25 relationships	414

Regional credit review – Standard underwriting

United Community Banks.

Performing Classified Loans

(in millions)

LOANS BY CATEGORY	1Q12	4Q11	3Q11	2Q11	1Q11
Commercial (Sec. by RE):					
Owner Occupied	$ 78	$ 79	$ 69	$ 72	$ 75
Income Producing	56	64	65	46	45
Total Comm (Sec. by RE)	134	143	134	118	120
Commercial & Industrial	17	16	25	17	16
Commercial Construction	23	18	26	31	35
Total Commercial	**174**	**177**	**185**	**166**	**171**
Residential Mortgage	76	76	77	70	69
Residential Construction	64	72	76	74	81
Consumer / Installment	3	3	3	3	2
Total Classified Loans	**$ 317**	**$ 328**	**$ 341**	**$ 313**	**$ 323**

United Community Banks

Business Mix Loans *(at quarter-end)*

(in millions)

LOANS BY CATEGORY	1Q12	4Q11	3Q11	2Q11	1Q11	1Q12 vs. 1Q11
Commercial (Sec. by RE):						
Owner Occupied	$ 1,137	$ 1,111	$ 1,037	$ 1,014	$ 994	$ 143
Income Producing	706	711	734	728	698	8
Total Comm (Sec. by RE)	1,843	1,822	1,771	1,742	1,692	151
Commercial & Industrial	440	428	429	428	431	9
Commercial Construction	167	164	169	195	213	(46)
Total Commercial	**2,450**	**2,414**	**2,369**	**2,365**	**2,336**	**114**
Residential Mortgage	1,131	1,135	1,150	1,177	1,187	(56)
Residential Construction	436	448	474	502	550	(114)
Consumer / Installment	111	113	117	119	121	(10)
Total Loans	**$ 4,128**	**$ 4,110**	**$ 4,110**	**$ 4,163**	**$ 4,194**	**$ (66)**

Loans – Markets Served *(at quarter-end)*

(in millions)

LOANS BY MARKET	1Q12	4Q11	3Q11	2Q11	1Q11	1Q12 vs. 1Q11
North Georgia	$ 1,408	$ 1,426	$ 1,478	$ 1,500	$ 1,531	$ (123)
Atlanta MSA	1,239	1,220	1,192	1,188	1,179	60
North Carolina	588	597	607	626	640	(52)
Coastal Georgia	366	346	316	325	312	54
East Tennessee	265	256	245	249	250	15
Gainesville MSA	262	265	272	275	282	(20)
Total Loans	**$ 4,128**	**$ 4,110**	**$ 4,110**	**$ 4,163**	**$ 4,194**	**$ (66)**

United Community Banks

Residential Construction – North Georgia
(in millions)

	1Q12	4Q11	3Q11	2Q11	1Q11	1Q12 vs. 1Q11
Land Loans						
Developing Land	$ 44	$ 44	$ 51	$ 58	$ 62	$ (18)
Raw Land	26	26	25	25	27	(1)
Lot Loans	112	118	124	129	131	(19)
Total	**182**	**188**	**200**	**212**	**220**	**(38)**
Construction Loans						
Spec	12	12	15	18	25	(13)
Sold	11	14	14	19	21	(10)
Total	**23**	**26**	**29**	**37**	**46**	**(23)**
Total Res Construction	**$ 205**	**$ 214**	**$ 229**	**$ 249**	**$ 266**	**$ (61)**

United Community Banks

Residential Construction – Atlanta MSA
(in millions)

	1Q12		4Q11		3Q11		2Q11		1Q11		1Q12 vs. 1Q11	
Land Loans													
Developing Land	$	17	$	17	$	19	$	20	$	22	$	(5)	
Raw Land		13		14		15		16		19		(6)	
Lot Loans		22		22		22		22		24		(2)	
Total		**52**		**53**		**56**		**58**		**65**		**(13)**	
Construction Loans													
Spec		27		27		28		30		34		(7)	
Sold		7		6		8		9		11		(4)	
Total		**34**		**33**		**36**		**39**		**45**		**(11)**	
Total Res Construction	$	86	$	86	$	92	$	97	$	110	$	(24)	

U UNITED United Community Banks.

Business Mix Loans *(at year-end)*

(in millions)

	2011	2010	2009	2008	2007
LOANS BY CATEGORY					
Commercial (Sec. by RE)	$ 1,822	$ 1,761	$ 1,779	$ 1,627	$ 1,476
Commercial & Industrial	428	441	390	410	418
Commercial Construction	164	297	363	500	527
Total Commercial	**2,414**	**2,499**	**2,532**	**2,537**	**2,421**
Residential Mortgage	1,135	1,279	1,427	1,526	1,502
Residential Construction	448	695	1,050	1,479	1,829
Consumer / Installment	113	131	142	163	177
Total Loans	**$ 4,110**	**$ 4,604**	**$ 5,151**	**$ 5,705**	**$ 5,929**

U UNITED **United Community Banks**®

Loans – Markets Served *(at year-end)*

(in millions)

LOANS BY MARKET	2011	2010	2009	2008	2007
North Georgia	$ 1,426	$ 1,689	$ 1,884	$ 2,040	$ 2,060
Atlanta MSA	1,220	1,310	1,435	1,706	2,002
North Carolina	597	702	772	810	806
Coastal Georgia	346	335	405	464	416
Gainesville MSA	265	312	390	420	399
East Tennessee	256	256	265	265	246
Total Loans	**$ 4,110**	**$ 4,604**	**$ 5,151**	**$ 5,705**	**$ 5,929**

United Community Banks.

NPAs by Loan Category, Market, and Activity

Credit Quality [(1)]

(in thousands)	First Quarter 2012			Fourth Quarter 2011			Third Quarter 2011		
	Non-performing Loans	Foreclosed Properties	Total NPAs	Non-performing Loans	Foreclosed Properties	Total NPAs	Non-performing Loans	Foreclosed Properties	Total NPAs
NPAs BY CATEGORY									
Commercial (sec.by RE)	$ 26,081	$ 10,808	$ 36,889	$ 27,322	$ 9,745	$ 37,067	$ 21,998	$ 8,880	$ 30,878
Commercial & industrial	36,314	-	36,314	34,613	-	34,613	53,009	-	53,009
Commercial construction	23,319	3,266	26,585	16,655	3,336	19,991	11,370	5,862	17,232
Total commercial	85,714	14,074	99,788	78,590	13,081	91,671	86,377	14,742	101,119
Residential mortgage	18,741	5,882	24,623	22,358	6,927	29,285	22,671	7,960	30,631
Residential construction	24,341	11,931	36,272	25,523	12,851	38,374	34,472	21,561	56,033
Consumer installment	908	-	908	1,008	-	1,008	964	-	964
Total NPAs	$ 129,704	$ 31,887	$ 161,591	$ 127,479	$ 32,859	$ 160,338	$ 144,484	$ 44,263	$ 188,747
Balance as a % of Unpaid Principal	70.6%	36.1%	59.4%	71.3%	35.9%	59.3%	77.8%	33.4%	59.3%
NPAs BY MARKET									
North Georgia	$ 81,117	$ 14,559	$ 95,676	$ 88,600	$ 15,136	$ 103,736	$ 105,078	$ 17,467	$ 122,545
Atlanta MSA	22,321	7,647	29,968	14,480	6,169	20,649	13,350	12,971	26,321
North Carolina	15,765	4,650	20,415	15,100	5,365	20,465	13,243	7,941	21,184
Coastal Georgia	5,622	1,268	6,890	5,248	1,620	6,868	5,600	2,354	7,954
Gainesville MSA	2,210	3,387	5,597	2,069	3,760	5,829	5,311	2,495	7,806
East Tennessee	2,669	376	3,045	1,982	809	2,791	1,902	1,035	2,937
Total NPAs	$ 129,704	$ 31,887	$ 161,591	$ 127,479	$ 32,859	$ 160,338	$ 144,484	$ 44,263	$ 188,747
NPA ACTIVITY									
Beginning Balance	$ 127,479	$ 32,859	$ 160,338	$ 144,484	$ 44,263	$ 188,747	$ 71,065	$ 47,584	$ 118,649
Loans placed on non-accrual	32,437	-	32,437	45,675	-	45,675	103,365	-	103,365
Payments received	(5,945)	-	(5,945)	(1,884)	-	(1,884)	(3,995)	-	(3,995)
Loan charge-offs	(14,733)	-	(14,733)	(44,757)	-	(44,757)	(15,335)	-	(15,335)
Foreclosures	(9,534)	9,534	-	(16,039)	16,039	-	(10,616)	10,616	-
Capitalized costs	-	329	329	-	141	141	-	818	818
Note / property sales	-	(8,631)	(8,631)	-	(20,651)	(20,651)	-	(13,787)	(13,787)
Write downs	-	(2,111)	(2,111)	-	(3,893)	(3,893)	-	(1,772)	(1,772)
Net gains (losses) on sales	-	(93)	(93)	-	(3,040)	(3,040)	-	804	804
Ending Balance	$ 129,704	$ 31,887	$ 161,591	$ 127,479	$ 32,859	$ 160,338	$ 144,484	$ 44,263	$ 188,747

[(1)] Excludes non-performing loans and foreclosed properties covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank.

United Community Banks.

Net Charge-offs by Category and Market

Credit Quality [1]

(in thousands)	First Quarter 2012			Fourth Quarter 2011			Third Quarter 2011		
	Net Charge-Offs	Net Charge-Offs to Average Loans [2]		Net Charge-Offs	Net Charge-Offs to Average Loans [2]		Net Charge-Offs	Net Charge-Offs to Average Loans [2]	
NET CHARGE-OFFS BY CATEGORY									
Commercial (sec.by RE)	$ 3,697	.81	%	$ 4,962	1.09	%	$ 2,192	.50	%
Commercial & industrial	669	.62		18,940	17.47		420	.39	
Commercial construction	334	.81		3,318	7.88		1,625	3.54	
Total commercial	4,700	.78		27,220	4.51		4,237	.71	
Residential mortgage	5,375	1.91		5,887	2.04		6,110	2.09	
Residential construction	5,314	4.84		12,090	10.36		6,381	5.19	
Consumer installment	478	1.72		427	1.47		818	2.75	
Total	$ 15,867	1.55		$ 45,624	4.39		$ 17,546	1.68	
NET CHARGE-OFFS BY MARKET									
North Georgia	$ 9,022	2.56	%	$ 34,970	9.46	%	$ 8,124	2.16	%
Atlanta MSA	2,729	.89		4,195	1.37		2,813	.94	
North Carolina	1,679	1.14		3,180	2.10		3,608	2.31	
Coastal Georgia	1,329	1.53		335	.41		709	.88	
Gainesville MSA	883	1.35		2,572	3.84		1,804	2.64	
East Tennessee	225	.34		372	.59		488	.78	
Total	$ 15,867	1.55		$ 45,624	4.39		$ 17,546	1.68	

[1] Excludes non-performing loans and foreclosed properties covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank.

[2] Annualized.

United Community Banks.

Net Charge-offs by Category and Market

Asset Disposition Plan *as of March 31, 2011*

Credit Quality - Net Charge-Offs First Quarter 2011 [1]

(in thousands)	Asset Disposition Plan					First Quarter 2011 Net Charge-Offs
	Bulk Loan Sale [2]		Other Bulk Loan Sales [3]	Foreclosure Charge-Offs [4]	Other Net Charge-Offs	
	Performing Loans	Nonperforming Loans				
NET CHARGE-OFFS BY CATEGORY						
Commercial (sec. by RE)	$ 29,451	$ 11,091	$ 3,318	$ 1,905	$ 2,842	$ 48,607
Commercial construction	32,530	15,328	292	419	1,146	49,715
Commercial & industrial	365	2,303	859	-	513	4,040
Total commercial	62,346	28,722	4,469	2,324	4,501	102,362
Residential construction	43,018	23,459	3,325	11,693	10,643	92,138
Residential mortgage	13,917	14,263	1,676	1,538	4,989	36,383
Consumer / installment	86	168	30	24	383	691
Total	$ 119,367	$ 66,612	$ 9,500	$ 15,579	$ 20,516	$ 231,574
NET CHARGE-OFFS BY MARKET						
Atlanta MSA	$ 37,186	$ 8,545	$ 1,428	$ 6,034	$ 3,296	$ 56,489
Gainesville MSA	3,563	2,442	957	700	954	8,616
North Georgia	57,969	47,699	2,508	6,585	8,544	123,305
Western North Carolina	11,138	4,743	2,415	1,402	6,749	26,447
Coastal Georgia	6,835	2,180	2,013	634	341	12,003
East Tennessee	2,676	1,003	179	224	632	4,714
Total	$ 119,367	$ 66,612	$ 9,500	$ 15,579	$ 20,516	$ 231,574

[1] Excludes non-performing loans and foreclosed properties covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank.

[2] Charge-offs totaling $186 million were recognized on the bulk loan sale in the first quarter of 2011. The loans were transferred to the loans held for sale category in anticipation of the second quarter bulk loan sale that was completed on April 18, 2011.

[3] Losses on smaller bulk sale transactions completed during the first quarter of 2011.

[4] Loan charge-offs recognized in the first quarter of 2011 related to loans transferred to foreclosed properties. Such charge-offs were elevated in the first quarter as a result of the asset disposition plan, which called for aggressive write downs to expedite sales in the second and third quarters of 2011.

U UNITED United Community Banks.

Credit Quality – Bulk Loan Sale Summary
as of March 31, 2011

Credit Quality - Bulk Loan Sale Summary [1]

(in thousands)	Performing Loans			Nonperforming Loans			Total Loans		
	Carrying Amount [2]	Charge- Offs [3]	Loans Held for Sale [4]	Carrying Amount [2]	Charge- Offs [3]	Loans Held for Sale [4]	Carrying Amount [2]	Charge- Offs [3]	Loans Held for Sale [4]
BY CATEGORY									
Commercial (sec. by RE)	$ 40,902	$ 29,451	$ 11,451	$ 17,202	$ 11,090	$ 6,112	$ 58,104	$ 40,541	$ 17,563
Commercial construction	45,490	32,530	12,960	22,440	15,328	7,112	67,930	47,858	20,072
Commercial & industrial	504	365	139	3,397	2,302	1,095	3,901	2,667	1,234
Total commercial	86,896	62,346	24,550	43,039	28,720	14,319	129,935	91,066	38,869
Residential construction	59,747	43,018	16,729	35,508	23,459	12,049	95,255	66,477	28,778
Residential mortgage	19,342	13,917	5,425	21,716	14,262	7,454	41,058	28,179	12,879
Consumer / installment	120	86	34	238	169	69	358	255	103
Total	$ 166,105	$ 119,367	$ 46,738	$ 100,501	$ 66,610	$ 33,891	$ 266,606	$ 185,977	$ 80,629
BY MARKET									
Atlanta MSA	$ 51,647	$ 37,186	$ 14,461	$ 13,755	$ 8,545	$ 5,210	$ 65,402	$ 45,731	$ 19,671
Gainesville MSA	4,949	3,563	1,386	3,695	2,442	1,253	8,644	6,005	2,639
North Georgia	80,831	57,969	22,862	70,900	47,698	23,202	151,731	105,667	46,064
Western North Carolina	15,468	11,138	4,330	7,228	4,743	2,485	22,696	15,881	6,815
Coastal Georgia	9,493	6,835	2,658	3,527	2,179	1,348	13,020	9,014	4,006
East Tennessee	3,717	2,676	1,041	1,396	1,003	393	5,113	3,679	1,434
Total	$ 166,105	$ 119,367	$ 46,738	$ 100,501	$ 66,610	$ 33,891	$ 266,606	$ 185,977	$ 80,629

[1] This schedule presents a summary of classified loans included in the bulk loan sale transaction that closed on April 18, 2011.

[2] This column represents the book value, or carrying amount, of the loans prior to charge offs to mark loans to expected proceeds from sale.

[3] This column represents the charge-offs required to adjust the loan balances to the expected proceeds from the sale based on indicative bids received from prospective buyers, including principal payments received or committed advances made after the cutoff date through March 31, 2011 that are part of the settlement.

[4] This column represents the expected proceeds from the bulk sale based on indicative bids received from prospective buyers and equals the balance shown on the consolidated balance sheet as loans held for sale.

United Community Banks.

Loans / Deposits – Liquidity
(in millions)

	1Q12		4Q11		1Q11		Variance vs 4Q11		vs 1Q11	
Loans	$	4,128	$	4,110	$	4,194	$	18	$	(66)
Core (DDA, MMDA, Savings)	$	3,053	$	2,902	$	2,725	$	151	$	328
Public Funds		820		884		672		(64)		148
CD's		1,960		2,133		2,516		(173)		(556)
Total Deposits (excl Brokered)	$	5,833	$	5,919	$	5,913	$	(86)	$	(80)
Loan to Deposit Ratio		**71%**		**69%**		**71%**				
Investment Securities:										
Available for Sale	$	1,359	$	1,217	$	1,187	$	142	$	172
Held to Maturity		304		330		245		(26)		59
Total Investment Securities		1,663		1,547		1,432		116		231
Floating Rate CMD, Bonds		540		573		451		(33)		89
Total Securities Portfolio		2,203		2,120		1,883		83		320
Percent of Assets *(Excludes Floating)*		**23%**		**22%**		**19%**				
Commercial Paper & Reverse Repo	$	235	$	185	$	470	$	50	$	(235)
Floating Rate Securities		540		573		451		(33)		89
Excess Reserves		103		103		530		-		(427)
Total Excess Liquidity	$	878	$	861	$	1,451	$	17	$	(573)

United Community Banks

Wholesale Borrowings - Liquidity
(in millions)

	Unused Capacity	1Q12	4Q11	1Q11	Variance vs 4Q11	vs 1Q11
Wholesale Borrowings						
Brokered Deposits	$ 1,625 (1)	$ 168	$ 179	$ 685	$ (11)	$ (517)
FHLB	715	215	41	55	174	160
Fed Funds	50	-	-	-	-	-
Other Wholesale	468	102	103	102	(1)	-
Total	$ 2,858	$ 485	$ 323	$ 842	$ 162	$ (357)
Long-Term Debt						
Sub-Debt		$ 65	$ 65	$ 95	$ -	$ (30)
Trust Preferred Securities		55	55	55	-	-
Total Long-Term Debt		$ 120	$ 120	$ 150	$ -	$ (30)

(1) Estimated Brokered Deposit Capacity at 25% of Assets

United Community Banks®

Business Mix – Deposits *(at quarter-end)*

(in millions)

DEPOSITS BY CATEGORY	1Q12	4Q11	3Q11	2Q11	1Q11	1Q12 vs. 1Q11
Demand & Now	$ 1,722	$ 1,674	$ 1,686	$ 1,620	$ 1,576	$ 146
MMDA & Savings	1,331	1,228	1,220	1,174	1,149	182
Core Transaction Deposits	**3,053**	**2,902**	**2,906**	**2,794**	**2,725**	**328**
Time < $100,000	1,201	1,326	1,387	1,503	1,570	(369)
Public Deposits	782	844	597	605	628	154
Total Core Deposits	5,036	5,072	4,890	4,902	4,923	113
Time > $100,000	759	807	867	936	946	(187)
Public Deposits	38	40	38	44	44	(6)
Total Customer Deposits	**5,833**	**5,919**	**5,795**	**5,882**	**5,913**	**(80)**
Brokered Deposits	168	179	210	301	685	(517)
Total Deposits	**$ 6,001**	**$ 6,098**	**$ 6,005**	**$ 6,183**	**$ 6,598**	**$ (597)**

United Community Banks

Core Transaction Deposits

Geographic Diversity

	1Q 11	1Q 12

$ in millions

Eastern Tennessee
- $149
- $174

Gainesville MSA
- $173
- $188

Coastal Georgia
- $165
- $197

North Carolina
- $462
- $519

North Georgia
- $754
- $830

Atlanta MSA
- $1,022
- $1,145

$0 $300 $600 $900 $1,200

Core Transactions / Total Deposits (%)		
	1Q12	**1Q11**
Atlanta MSA	55.0 %	49.8 %
North Georgia	46.2	40.7
North Carolina	55.5	48.3
Gainesville MSA	58.4	50.7
Coastal GA	51.4	42.6
East TN	55.6	46.5
Total	**52.3 %**	**46.1 %**

United Community Banks.

Non-GAAP Reconciliation Tables

(in thousands except EPS)

	Operating Earnings to GAAP Earnings Reconciliation		
	1Q12	**4Q11**	**1Q11**
Core net interest revenue reconciliation			
Core net interest revenue	$ 58,864	$ 59,050	$ 58,406
Interest reversed on performing lonas included in Bulk Loan Sale	$ -	$ -	$ (2,014)
Taxable equivalent adjustment	(446)	(423)	(435)
Net interest revenue (GAAP)	**$ 58,418**	**$ 58,627**	**$ 55,957**
Provision for loan losses reconciliation			
Core provision for loan losses	15,000	14,000	10,000
Provision for loan losses associated with Bulk Loan Sale	-	-	180,000
Provision for loan losses (GAAP)	**$ 15,000**	**$ 14,000**	**$ 190,000**
Core fee revenue reconciliation			
Core fee revenue	$ 13,091	$ 11,442	$ 10,352
Securities gains, net	557	4	55
Loss on prepayment of borrowings	(482)	-	-
Gains from sales of low income housing tax credits	728	728	-
Hedge ineffectiveness gains	115	313	1,303
Interest on Federal tax refund	1,100	-	-
Mark to market on deferred compensation plan assets	270	180	128
Fee revenue (GAAP)	**$ 15,379**	**$ 12,667**	**$ 11,838**
Core operating expense reconciliation			
Core operating expense	$ 42,670	$ 43,843	$ 46,644
Foreclosed property expense	3,825	9,302	64,899
Severance	190	-	-
Mark to market on deferred compensation plan liability	270	180	128
Professional fees incurred in connection with Bulk Loan Sale	-	-	1,000
Property taxes paid on collateral for loans in Bulk Loan Sale	-	-	2,600
Reclassification of pension plan acturial gains and losses and unamortized prior service costs to other comprehensive income	-	(2,245)	-
Operating expense (GAAP)	**$ 46,955**	**$ 51,080**	**$ 115,271**

United Community Banks.

Non-GAAP Reconciliation Tables

	Operating Earnings to GAAP Earnings Reconciliation		
	1Q12	**4Q11**	**1Q11**
Net interest margin - pre credit reconciliation			
Net interest margin - pre credit	3.76 %	3.77 %	3.84 %
Effect of interest reversals, lost interest, and carry costs of NPAs	(.23)	(.26)	(.43)
Net interest margin	**3.53**	**3.51**	**3.41**
Tangible common equity and tangible equity to tangible assets reconciliation			
Tangible common equity to tangible assets	5.33 %	5.38 %	2.70 %
Effect of preferred equity	2.75	2.78	3.31
Tangible equity to tangible assets	**8.08**	**8.16**	**6.01**
Effect of goodwill and other intangibles	.11	.12	.14
Equity to assets (GAAP)	**8.19** %	**8.28** %	**6.15** %
Tangible common equity to risk-weighted assets reconciliation			
Tangible common equity to risk-weighted assets	8.21 %	8.25 %	.75 %
Effect of preferred equity	4.23	4.29	5.87
Tangible equity to risk weighted assets	**12.44**	**12.54**	**6.62**
Effect of other comprehensive income	.10	(.03)	(.32)
Effect of trust preferred	1.15	1.18	1.13
Tier I capital ratio (Regulatory)	**13.69** %	**13.69** %	**7.43** %

United Community Banks

Analyst Coverage

FIG Partners

(Market Perform - Mar 22, 2012)

Guggenheim Securities, LLC

(Neutral - Jan 27, 2012)

Keefe, Bruyette & Woods

(Market Perform - Jan 26, 2012)

Macquarie Capital (USA)

(Neutral - Jan 25, 2012)

Raymond James & Assoc.

(Market Perform - Jan 27, 2012)

Sandler O'Neill & Partners

(Hold, Apr 4, 2012)

Stephens, Inc.

(Equal Weight - Jan 27, 2012)

SunTrust Robinson Humphrey

(Neutral - Jan 26, 2012)

U UNITED United Community Banks

United Community Banks, Inc.

Investor Presentation

First Quarter 2012

Copyright 2012

United Community Banks, Inc.

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